February 12, 2008
VIA EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Kaitlin Tillan Assistant Chief Accountant

Re:	Form 10-K for the fiscal year ended December 31, 2006 File No. 001-12930
Dear Ms. Tillan:
     The following are the responses of AGCO Corporation to the comments of the Staff of the Securities and Exchange Commission on AGCO’s Form 10-K for the fiscal year ended December 31, 2006, as such comments were transmitted to AGCO in a letter from the Staff dated February 5, 2008. We are submitting this letter on behalf of AGCO, and the terms “we,” “us,” “our” and “the Company” in the following responses refer to AGCO.
FORM 10-K for the Fiscal Year Ended December 31, 2006
Financial Statements, page 51
Note 7. Long-term Debt, page 83
Comment No. 1:
Please refer to prior comment 12. In future filings please disclose the significant terms of the conversion feature. For example, please discuss the circumstances under which the conversion rate is adjusted and how the rate is adjusted in those circumstances.

Securities and Exchange Commission
February 12, 2008

Response:
In future filings, we will add the following to our disclosure with respect to our 1 3/4% and 1 1/4% convertible senior subordinated notes in order to more fully disclose the significant terms of the conversion feature:
1 3/4% Convertible Senior Subordinated Notes
The notes are convertible into shares of the Company’s common stock at an effective price of $22.36 per share, subject to adjustment. This reflects an initial conversion rate for the notes of 44.7193 shares of common stock per $1,000 principal amount of notes. In the event of a stock dividend, split of the Company’s common stock or certain other dilutive events, the conversion rate will be adjusted so that upon conversion of the notes, holders of the notes would be entitled to receive the same number of shares of common stock that they would have been entitled to receive if they had converted the notes into the Company’s common stock immediately prior to such events. If a change of control transaction that qualifies as a “fundamental change” occurs on or prior to December 31, 2010, under certain circumstances the Company will increase the conversion rate for the notes converted in connection with the transaction by a number of additional shares (the “make whole” shares). A fundamental change is any transaction or event in connection with which 50% or more of the Company’s common stock is exchanged for, converted into, acquired for or constitutes solely the right to receive consideration that is not at least 90% common stock listed on a U.S. national securities exchange or approved for quotation on an automated quotation system. The amount of the increase in the conversion rate, if any, will depend on the effective date of the transaction and an average price per share of the Company’s common stock as of the effective date. No adjustment to the conversion rate will be made if the price per share of common stock is less than $17.07 per share or more than $110.00 per share. The number of additional “make whole” shares range from 13.2 shares per $1,000 principal amount at $17.07 per share to 0.1 shares per $1,000 principal amount at $110.00 per share for the year ended December 31, 2008, with the number of make whole shares generally declining over time. If the acquirer or certain of its affiliates in the fundamental change transaction has publicly traded common stock, the Company may, instead of increasing the conversion rate as described above, cause the notes to become convertible into publicly traded common stock of the acquirer, with principal of the notes to be repaid in cash, and the balance, if any, payable in shares of such acquirer common stock. At no time will the Company issue an aggregate number of shares of the Company’s common stock upon conversion of

Securities and Exchange Commission
February 12, 2008

the notes in excess of 58.5823 shares per $1,000 principal amount thereof. If the holders of the Company’s common stock receive only cash in a fundamental change transaction, then holders of notes will receive cash as well.
1 1/4% Convertible Senior Subordinated Notes
The notes are convertible into shares of the Company’s common stock at an effective price of $40.73 per share, subject to adjustment. This reflects an initial conversion rate for the notes of 24.5525 shares of common stock per $1,000 principal amount of notes. In the event of a stock dividend, split of the Company’s common stock or certain other dilutive events, the conversion rate will be adjusted so that upon conversion of the notes, holders of the notes would be entitled to receive the same number of shares of common stock that they would have been entitled to receive if they had converted the notes into the Company’s common stock immediately prior to such events. If a change of control transaction that qualifies as a “fundamental change” occurs on or prior to December 15, 2013, under certain circumstances the Company will increase the conversion rate for the notes converted in connection with the transaction by a number of additional shares (the “make whole” shares). A fundamental change is any transaction or event in connection with which 50% or more of the Company’s common stock is exchanged for, converted into, acquired for or constitutes solely the right to receive consideration that is not at least 90% common stock listed on a U.S. national securities exchange, or approved for quotation on an automated quotation system. The amount of the increase in the conversion rate, if any, will depend on the effective date of the transaction and an average price per share of the Company’s common stock as of the effective date. No adjustment to the conversion rate will be made if the price per share of common stock is less than $31.33 per share or more than $180.00 per share. The number of additional “make whole” shares range from 7.3658 shares per $1,000 principal amount at $31.33 per share to 0.1063 shares per $1,000 principal amount at $180.00 per share for the year ended December 15, 2008, with the number of make whole shares generally declining over time. If the acquirer or certain of its affiliates in the fundamental change transaction has publicly traded common stock, the Company may, instead of increasing the conversion rate as described above, cause the notes to become convertible into publicly traded common stock of the acquirer, with principal of the notes to be repaid in cash, and the balance, if any, payable in shares of such acquirer common stock. At no time will the Company issue an aggregate number of shares of the Company’s common stock upon conversion of the notes in excess of 31.9183 shares per $1,000 principal amount thereof. If the holders of the Company’s common stock receive only cash in a

Securities and Exchange Commission
February 12, 2008

fundamental change transaction, then holders of notes will receive cash as well.
Comment No. 2:
Further, in your response you refer to market an issuer call provisions and the fundamental change/make-whole provision. Please tell us and disclose in future filings the significant terms of these provisions. Please further explain in your response how you analyzed the terms of the make-whole provision under paragraph 27 of EITF 00-19 in determining that the conversion feature would be classified within stockholders’ equity. Tell us how the conversion rate is adjusted “to cover any lost time value that was priced into the conversion option in lieu of paying a make-whole premium in cash.” Also clarify whether it is possible that you would be required to pay any portion of the make-whole premiums in cash.
Response:
Please refer to our response in Comment No. 1 where our proposed disclosure discusses the significant terms of the fundamental change/make whole provisions related to both series of convertible senior subordinated notes. As discussed in our response to the Staff’s previous Comment No. 12, the “make whole” shares are not required to be paid in cash, with the exception of fractional shares. In addition, as also discussed in our response to the Staff’s previous Comment No. 12, we determined that equity classification was appropriate pursuant to paragraph 27 of EITF 00-19, as the indentures generally do not require net cash settlement. As our proposed disclosure discusses, net cash settlement would only be triggered in circumstances of a change in control where holders of common stock would receive cash as well, which does not preclude equity classification under EITF 00-19.
With respect to the disclosure of market and issuer call provisions, we believe we have adequately disclosed the significant terms of such provisions, and we ask that the Staff consider our disclosure in Note 7 of our financial statements, which provides:
1 1/4% convertible senior subordinated notes
“Holders may convert the notes only under the following circumstances: (1) during any fiscal quarter, if the closing sales price of the Company’s common stock exceeds 120% of the conversion price for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter; (2) during the five business day period after a five consecutive trading

Securities and Exchange Commission
February 12, 2008

day period in which the trading price per note for each day of that period was less than 98% of the product of the closing sale price of the Company’s common stock and the conversion rate; (3) the notes have been called for redemption; or (4) upon occurrence of certain corporate transactions. Beginning December 15, 2013, the Company may redeem any of the notes at a redemption price of 100% of their principal amount, plus accrued interest. Holders of the notes may require the Company to repurchase the notes at a repurchase price of 100% of their principal amount, plus accrued interest, on December 15, 2013, 2016, 2021, 2026 and 2031. Holders may also require the Company to repurchase all or a portion of the notes upon a fundamental change, at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest.”
1 3/4% convertible senior subordinated notes
“Holders may convert the notes only under the following circumstances: (1) during any fiscal quarter, if the closing sales price of the Company’s common stock exceeds 120% of the conversion price for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter; (2) during the five business day period after a five consecutive trading day period in which the trading price per note for each day of that period was less than 98% of the product of the closing sale price of the Company’s common stock and the conversion rate; (3) the notes have been called for redemption; or (4) upon occurrence of certain corporate transactions. Beginning January 1, 2011, the Company may redeem any of the notes at a redemption price of 100% of their principal amount, plus accrued interest. Holders of the notes may require the Company to repurchase the notes at a repurchase price of 100% of their principal amount, plus accrued interest, on December 31, 2010, 2013, 2018, 2023 and 2028. Holders may also require the Company to repurchase all or a portion of the notes upon a fundamental change, at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest.”
Comment No. 3:
Please disclose your accounting policy with respect to these debt instruments within the notes to your financial statements. For example, we note the differing views on the accounting for debt instruments with embedded conversion options that are indexed to the issuer’s own stock but provide the issuer with the ability to settle its obligation to the holder (or some portion thereof) in cash upon conversion as discussed in EITF 07-2.

Securities and Exchange Commission
February 12, 2008

Response:
In response to the Staff’s comment, we will disclose the following in future filings:
The Company accounts for its 1 3/4% convertible senior subordinated notes and its 1 1/4% convertible senior subordinated notes as convertible debt. The conversion features have not been separately accounted for apart from the notes as the embedded conversion features would meet the conditions for equity classification in accordance with EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock,” if they were freestanding instruments.
Item 9A. Controls and Procedures, page 107
Comment No. 4:
Please refer to prior comment 13. We continue to note that the sentence containing the conclusion does not include the entire two-sentence definition of disclosure controls and procedures. As previously requested, in future filings please either remove the language included after the word effective or revise the language so that the entire two-sentence definition of disclosure controls and procedures set forth in Rule 13a-15(e) is included.
Response:
In future filings, consistent with Rule 13a-15(e) of the Exchange Act, we will revise the disclosure to read as follows:
Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of December 31,           , have concluded that, as of such date, our disclosure controls and procedures were effective.
Comment No. 5:
Please refer to prior comment 14. As previously requested, please revise future filings to note that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level or remove the reference to the level of assurance in your discussion of disclosure controls and procedures.

Securities and Exchange Commission
February 12, 2008

Response:
In future filings, a new penultimate sentence will be added to the first paragraph of Item 9A that reads as follows:
However, our principal executive officer and principal financial officer have concluded that the company’s disclosure controls and procedures have been designed to provide reasonable assurance of achieving their objectives.
Representations
Comment No. 6:
We note that your response letter was signed by your outside legal representative. Please note that the requested representations must be signed by the company’s management. Please provide all three acknowledgements in the form previously requested.
Response:
Please see attached.
* * * * *

Securities and Exchange Commission
February 12, 2008

     We will be pleased to respond promptly to any requests for additional information or material that we may provide in order to facilitate your review. If you have any questions please do not hesitate to call me at (404) 885-3822.

Very truly yours,
/s/ W. Brinkley Dickerson, Jr.
W. Brinkley Dickerson, Jr.

cc:	Jong Jong Hwang, SEC Stephen D. Lupton, Senior Vice President-Corporate Development and General Counsel Andrew H. Beck, Senior Vice President and Chief Financial Officer

ACKNOWLEDGMENT
     In connection with responding to the comments of the SEC Staff contained in letters dated December 19 2007, and February 5, 2008, AGCO Corporation acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filing; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to this filing; and that the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

AGCO Corporation
By:	/s/ Debra Kuper
Its:Vice President, Deputy General Counsel